SECURITIE 03002059 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Barrett & Company, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
42 Weybosset Street
(No. and Street)
Providence RI 02903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wilson G. Saville 401-351-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Batchelor, Frechette, McCrory, Michael & Co.
(Name — *if individual, state last, first, middle name*)
40 Westminster Street Providence RI 02903
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH, D.C. 165

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson G. Saville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett & Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Wm G Saville
Signature

V.P. & MAN. DIR.
Title

Carol L. Cardarelle
Notary Public
My Commission expires 6-28-05

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT & COMPANY

FINANCIAL STATEMENTS

December 31, 2002

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER
JOSEPH H. CONLEY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Barrett & Company
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Barrett & Company as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett & Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 16, 2003

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS		2002		2001
Cash	$	91,558	$	63,462
Receivables from clearing organizations		62,110		99,491
Securities owned, at market value		71,554		88,097
Securities owned, Not readily marketable, at estimated fair value		3,300		3,300
Memberships in exchanges, at cost		350		350
Furniture and office equipment, at cost, less accumulated depreciation of $130,273 and $116,086 at December 31, 2002 and 2001, respectively		59,297		65,997
Other assets		2,000		14,606
	$	290,169	$	335,303

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Securities sold, but not yet purchased, at market value	$	6,569	$	17,146
Accounts payable and accrued expenses		53,046		28,383
Payables to clearing organization		103		4,278
		59,718		49,807
STOCKHOLDERS' EQUITY				
Common stock, no par value, 1,000 shares authorized, 269 shares issued and outstanding		275,000		275,000
Additional paid-in capital		238,386		154,870
Retained deficit		(282,935)		(144,374)
		230,451		285,496
	$	290,169	$	335,303

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF INCOME
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 1,560,281	$ 1,808,490
Gain on firm securities trading accounts	1,375,915	1,929,498
Profits from underwriting and selling groups	3,950	14,781
Margin interest	41,117	37,950
Other revenue	152,319	156,358
	3,133,582	3,947,077
EXPENSES		
Stockholder officers' compensation and benefits	1,031,638	1,550,991
Employee compensation and benefits	1,142,244	1,306,520
Commissions and floor brokerage	15,350	28,368
Clearance charges paid to nonbrokers	328,404	328,266
Communications	289,091	332,720
Occupancy and equipment costs	201,574	209,055
Nonrecurring charges	6,916	2,500
Regulatory fees and expenses	17,886	20,813
Taxes, other than income taxes	108,402	134,518
Other operating expenses	130,638	178,135
	3,272,143	4,091,886
NET LOSS	$ (138,561)	$ (144,809)

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Common Stock Shares		Common Stock Amount		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Stockholders' Equity
Balances at January 1, 2002	269	$	275,000	$	154,870	$	(144,374)	$	285,496
Additional paid-in capital	-		-		83,516		-		83,516
Net loss	-		-		-		(138,561)		(138,561)
Balances at December 31, 2002	269	$	275,000	$	238,386	$	(282,935)	$	230,451
Balances at January 1, 2001	269	$	275,000	$	-	$	435	$	275,435
Additional paid-in capital	-		-		154,870		-		154,870
Net loss	-		-		-		(144,809)		(144,809)
Balances at December 31, 2001	269	$	275,000	$	154,870	$	(144,374)	$	285,496

See Notes to Financial Statements

BARRETT & COMPANY

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(138,561)	$	(144,809)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		14,187		15,890
Change in assets and liabilities:				
(Increase) decrease in:				
Receivables from clearing organizations		37,381		325
Securities owned, at market value		16,543		(45,268)
Other assets		12,606		4,408
Increase (decrease) in:				
Securities sold, but not yet purchased, at market value		(10,577)		13,367
Accounts payable and accrued expenses		24,663		(61,410)
Payables to clearing organization		(4,175)		4,278
Net cash used in operating activities		(47,933)		(213,219)
CASH FLOWS FROM INVESTING ACTIVITY				
Capital expenditures		(7,487)		(1,352)
Net cash used in investing activity		(7,487)		(1,352)
CASH FLOWS FROM FINANCING ACTIVITY				
Additional paid-in-capital		83,516		154,870
Net cash provided by financing activity		83,516		154,870
Net increase (decrease) in cash		28,096		(59,701)
CASH				
Beginning		63,462		123,163
Ending	$	91,558	$	63,462
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY				
Disposal of fully depreciated furniture and office equipment	$	-	$	117,030

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, located in Providence, Rhode Island, with customers located mainly throughout New England, is in the business of purchasing and selling securities and is a market-maker in certain securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis. The effect of not recording these transactions on a trade date basis as required by generally accepted accounting principles is not material to these financial statements.

Marketable investment securities: Marketable investment securities are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Income taxes: The Company, with the consent of its stockholders, has elected to be an "S" Corporation under the Internal Revenue Code. In lieu of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. The depreciation expense and accumulated depreciation for the year ended December 31, 2002 were $14,187 and $130,273, respectively, and for the year ended December 31, 2001, $15,890 and $116,086, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BARRETT & COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 2. <u>CASH</u>

The Company maintains its cash accounts in one commercial bank which, at times, the amount may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. <u>NFS AGREEMENT</u>

Barrett & Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Barrett & Company and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Barrett & Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any error. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for its share of commissions. This agreement between the two parties can be terminated by giving ninety days prior written notice to the other party.

Note 4. <u>OPERATING LEASES</u>

The Company leases office space in Providence, Rhode Island and certain office equipment under operating lease agreements. The Providence office space is leased from a related party (See Note 8). The various leases expire through June 2007. Total lease expense for the years ended December 31, 2002 and 2001 was $53,041 and $45,633, respectively.

At December 31, 2002, future minimum lease payments for the equipment was as follows:

Years ending December 31		
2003	$	13,847
2004		13,847
2005		13,847
2006		13,847
2007		7,567
	$	62,955

Note 5. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is exempt from segregated reserve bank accounts for the benefit of customers under Rule 15c3-3 as all transactions are cleared through another broker/dealer on a fully disclosed basis.

Note 6. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of approximately $156,903 and $100,000, respectively. At December 31, 2001, the Company had net capital and net capital requirements of approximately $179,805 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2002 and 2001 were 0.34 to 1 and 0.18 to 1, respectively.

Note 7. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2002 and 2001.

Note 8. RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

The Company leases its Providence office space from Wilcox Partners, a Rhode Island real estate partnership. Two stockholders of the Company and a stockholder's son own the partnership. The space is rented on a month-to-month basis. Rent expense related to the lease amounted to $111,000 and $105,000 for the years ended December 31, 2002 and 2001, respectively.

In 1999, the Company began leasing computer equipment from a stockholder's son. The lease expired in August 2002 and was extended through August 2003. The lease expense amounted to $33,965 and $16,983 for the years ended December 31, 2002 and 2001, respectively.

Pursuant to Section IX of the agreement to offer clearing and execution services by National Financial Services, LLC (NFS), Barrett & Company must maintain a balance of $250,000 in an escrow account. Shareholders of the Company have pledged certain personally owned marketable securities to fulfill this obligation.

Note 9. PENSION PLAN

The Company has a noncontributory 401(k) plan. The Plan's assets are held by National Financial Services, LLC (NFS).

Note 10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 3, the Company's customer securities transactions are introduced on a fully-disclosed basis with National Financial Service, LLC (NFS). NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

BARRETT & COMPANY

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Payable to clearing organization	$ 103	$ 4,278
Other accrued expenses	53,046	28,383
Total aggregate indebtedness	$ 53,149	$ 32,661
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 230,451	$ 285,496
Deductions:		
Exchange memberships	350	350
Furniture and office equipment, net of accumulated depreciation	59,297	65,997
Other assets	2,000	14,606
Securities owned,		
Not readily marketable, at estimated fair value	3,300	3,300
Haircuts on securities owned	8,601	21,610
Net capital	156,903	179,633
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 56,903	$ 79,633
Ratio of aggregate indebtedness to net capital	0.34 to 1	0.18 to 1

BARRETT & COMPANY

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2002 and 2001

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC (NFS), on a fully disclosed basis.

BARRETT & COMPANY

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

All customer transactions are cleared through National Financial Services, LLC (NFS) on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities, was not applicable.

BARRETT & COMPANY

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2002 and 2001

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A